Filed Pursuant to Rule 433
Registration No. 333-133007
September 12, 2007

FREE WRITING PROSPECTUS
(To Prospectus Dated April 5, 2006 and
Prospectus Supplement Dated July 3, 2006)
HSBC USA Inc.
$[●]
Enhanced Market Participation Notes
Terms used in this free writing prospectus are described or defined in the prospectus supplement and prospectus. The notes offered will have the terms described in the prospectus supplement and the prospectus. The notes are not principal protected, and you may lose up to 100% of your initial investment.

This free writing prospectus relates to two separate note offerings; each reference asset identified below represents a separate note offering. The purchaser of a note will acquire a security linked to a single reference asset (not a basket of reference assets). Although each offering relates to a reference asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to that reference asset or as to the suitability of an investment in the related notes. The following key terms relate to each separate notes offering:

Reference Asset (TICKER)	Upside Participation Rate	Maximum Cap(1)	Issue Amount	Agent’s Discount or Commission Per Note / Total (2)	Proceeds to Us Per Note / Total	CUSIP / ISIN	Final Valuation Date(3)
Hang Seng ® Index (HSI)	300%	21.00% to 24.00%	TBD	TBD	TBD	4042K0BW4 / [●]	September 25, 2008
NASDAQ-100 Index® (NDX)	300%	14.50% to 17.50%	TBD	TBD	TBD	4042K0BX2 / [●]	September 25, 2008
(1) The maximum cap will be determined on the trade date.
(2) Agent's discount may vary but will be no more than the amount listed in “Agent's Discount or Commission per Note / Total,” above
(3) The final valuation date is subject to adjustment as described herein.

•	Principal Amount:	$1,000 per note, subject to a minimum purchase of 1 note ($1,000).
•	Trade Date:	September 25, 2007
•	Pricing Date:	September 25, 2007
•	Original Issue Date:	September 28, 2007
•	Maturity Date:	3 business days after the final valuation date, and which is expected to be September 30, 2008. The maturity date is subject to further adjustment as described herein.
•	Payment at Maturity:	For each note, the cash settlement value.
•	Cash Settlement Value:	You will receive a cash payment on the maturity date that is based on the index return (as described below):
- If the index return is greater than or equal to 0.00%, you will receive an amount equal to 100% of the principal amount plus the lesser of:
(i) the product of (a) the principal amount multiplied by (b) the index return multiplied by (c) the upside participation rate; and
(ii) the product of (a) the principal amount multiplied by (b) the maximum cap; and

- If the index return is less than 0.00%, you will lose 1% of the principal amount for each percentage point that the index return is below 0.00%. For example, if the index return is -30%, you will suffer a 30% loss and receive 70% of the principal amount.

•	Index Return:	The quotient, expressed as a percentage, of (i) the index ending level minus the index starting level divided by (ii) the index starting level, expressed as a formula:

•	Index Starting Level:	The official closing level of the reference asset as determined by the calculation agent on the pricing date.
•	Index Ending Level:	The official closing level of the reference asset as determined by the calculation agent on the final valuation date.
•	Form of notes:	Book-Entry.
•	Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the notes involves certain risks. You should refer to “Risk Factors” beginning on page FWP-4 of this document and page S-3 of the prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this free writing prospectus, or the accompanying prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.
The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. We may use this free writing prospectus in the initial sale of notes. In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this free writing prospectus in market-making transactions in any notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this free writing prospectus is being used in a market-making transaction.
We have appointed HSBC Securities (USA) Inc. as agent for the sale of the notes. HSBC Securities (USA) Inc. will offer the notes to investors directly or through other registered broker-dealers.

HSBC SECURITIES (USA) INC.
September 12, 2007

SUMMARY

General Terms

This free writing prospectus relates to two separate note offerings; each reference asset identified on the cover page represents a separate note offering. The purchaser of a note will acquire a security linked to a single reference asset (not to a basket of reference assets). You may participate in any one of the notes offerings or, at your election, in more than one. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although each note offering relates only to a single reference asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to any of those reference assets or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006 and the prospectus supplement dated July 3, 2006. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page FWP-4 of this free writing prospectus and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to “HSBC”, “we,” “us” and “our” are to HSBC USA Inc.

HSBC USA Inc. has filed a registration statement (including a prospectus and prospectus supplement) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc., the agent or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

• the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000110465906045146/a06-14758_3424b2.htm

• the prospectus at www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

Payment at Maturity

On the maturity date, for each note, we will pay you the cash settlement value, which is an amount in cash based on the index return, as described below:

•	If the index return is greater than or equal to 0.00%, you will receive an amount equal to 100% of the principal amount plus the lesser of:

(i) the product of (a) the principal amount multiplied by (b) the index return multiplied by (c) the upside participation rate; and

(ii) the product of (a) the principal amount multiplied by (b) the maximum cap; and

•
If the index return is less than 0.00%, you will lose 1% of the principal amount for each percentage point that the index return is below 0.00%. For example, if the index return is -30%, you will suffer a 30% loss and receive 70% of the principal amount.

Interest

The notes will not bear interest.

Expenses

We estimate that we will spend approximately $[5,000] for printing, trustee and legal fees and other expenses allocable to the offerings for each offering of notes.

Market Disruption Event

If the final valuation date is not a scheduled trading day with respect to the reference asset, then the final valuation date for the reference asset will be the next scheduled trading day. If a market disruption event (as defined below) exists with respect to the reference asset on the final valuation date, then the final valuation date for the reference asset will be the next scheduled trading day for which there is no market disruption event. If a market disruption event exists with respect to the reference asset on eight consecutive scheduled trading days, then that eighth scheduled trading day will be the final valuation date for the reference asset, and the calculation agent will determine the index ending level of the reference asset on that date in good faith and in its sole discretion. If the final valuation date is postponed, then the maturity date will also be postponed until the third business day following the postponed final valuation date for the reference asset.

“Market disruption event” for the reference asset means any scheduled trading day on which any relevant exchange or related exchange fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which we determine is material:

(a) The occurrence or existence of a condition specified below at any time:

(i) Any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, (A) relating to securities that comprise 20 percent or more of the level of the reference asset or (B) in futures or options contracts relating to the reference asset on any related exchange; or

(ii) Any event (other than any event described in (b) below) that disrupts or impairs the ability of market participants in general (A) to effect transactions in, or obtain market values for securities that comprise 20 percent or more of the level of the reference asset or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to the reference asset on any relevant related exchange; or

(b) The closure on any scheduled trading day of any relevant exchange relating to securities that comprise 20 percent or more of the level of the reference asset or any related exchange prior to its scheduled closing time (unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on the exchange and (ii) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at the close of trading on that day).

“Related exchange” for the reference asset means each exchange or quotation system on which futures or options contracts relating to the reference asset are traded, or any successor or temporary substitute for such exchange or quotation system (provided we have determined, for a substitute exchange or quotation system, that liquidity on such substitute is comparable to liquidity on the original related exchange).

“Relevant exchange” for the reference asset means any exchange on which securities then included in the reference asset trade.

“Scheduled closing time” means the scheduled weekday closing time of the relevant exchange or related exchange, without regard to after hours or any other trading outside of the regular trading session hours.

“Scheduled trading day” for the reference asset means any day on which all of the relevant exchanges and related exchanges are scheduled to be open for trading for each security then included in the reference asset.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the notes.

RISK FACTORS

We urge you to read the section “Risk Factors” on page S-3 in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the reference asset or the securities comprising the reference asset. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

As you review “Risk Factors” in the accompany prospectus supplement, you should pay particular attention to the following sections:

•     “— Risks Relating to All Note Issuances”; and

•     “— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset”.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes are Not Principal Protected and You May Lose Up to 100% of Your Initial Investment.

The notes are not principal protected. The notes differ from ordinary debt securities in that we will not pay you 100% of your principal amount if the index return is negative. In that event, you will lose 1% of the original principal amount for each percentage point that the index return is below 0.00%. Accordingly, you may lose up to 100% of your initial investment in the notes.

Your Gain on the Notes at Maturity May Not Reflect the Full Performance of the Reference Asset.

Your payment at maturity per note will not be greater than an amount equal to the principal amount plus the product of (i) the principal amount and (ii) the maximum cap. This means that the maximum return for each note is the maximum cap. Therefore, you may not have the benefit of full exposure to the positive performance of the reference asset if the product of the index return multiplied by the upside participation rate is greater than the maximum cap.

The Notes will not be Listed on any Securities Exchange or Quotation System.

We intend to offer to purchase the notes in the secondary market but are not required to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which we are willing to buy the notes.

The Notes will not Bear Interest.

As a holder of the notes, you will not receive interest payments.

An Investment in the Notes is Subject to Risks Associated with Securities Markets in the People’s Republic of China.

Because the stocks included in the Hang Seng®  Index (the “HSI”) are publicly traded in the People’s Republic of China (“PRC”) and are denominated in a currency other than U.S. dollars, investments in the notes linked to the HSI involve particular risks. For example, PRC’s securities markets may be more volatile than the United States securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the issuers of stocks included in the HSI will vary depending on the reporting requirements imposed by their respective regulators in PRC. In addition, the issuers of the stocks included in the HSI may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets. Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Tax Treatment.

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes.

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain, as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the reference asset. We intend to treat the notes consistent with this approach and pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts” in the prospectus supplement for certain U.S. federal income tax considerations applicable to notes that are treated as pre-paid cash-settled forward or other executory contracts.

Certain of the entities included in the reference asset could be treated as a "real estate investment trust" ("REIT"), partnership, trust, or "passive foreign investment company" ("PFIC") for U.S. federal income tax purposes, or otherwise as a "pass-thru entity" for purposes of section 1260 of the Code, in which case it is possible that the note will be subject to the "constructive ownership" rules of section 1260 of the Code. If so, the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the notes could be treated as ordinary income and subject to an interest charge.

Because of the uncertainty regarding the tax treatment of the notes, we urge you to consult your tax advisor as to the tax consequences of your investment in a note. For a more complete discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under “Certain U.S. Federal Income Tax Considerations.”

ILLUSTRATIVE EXAMPLES

The following examples are provided for illustration purposes only and are hypothetical; they do not purport to be representative of every possible scenario concerning increases or decreases in the level of the reference asset relative to the index starting level. We cannot predict the index ending level of the reference asset on the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical index starting level used in the illustrations below is not the actual index starting level of the reference asset. You should not take these examples as an indication or assurance of the expected performance of the reference asset. The numbers appearing in the examples below have been rounded for ease of analysis.

The following examples indicate how the cash settlement value would be calculated with respect to a hypothetical $1,000 investment in the notes. These examples assume the notes are held to maturity, a maximum cap of 20.00% and an upside participation rate of 300%.

Example 1: The index return is positive over the term of the notes and the product of the index return multiplied by the upside participation rate is greater than the maximum cap.

Reference Asset
Index Starting Level	1546.17
Index Ending Level	1746.17
Index Return	12.94%
Index Return x Upside Participation Rate:	38.82%
Maximum Cap	20.00%
Cash Settlement Value:	$1,200.00

Here, the index return is 12.94%.

Because the index return is positive, the cash settlement value equals the principal amount of the note plus the lesser of (i) the product of (a) the principal amount multiplied by (b) the index return multiplied by (c) the upside participation rate and (ii) the product of (a) the principal amount multiplied by (b) the maximum cap. Accordingly, at maturity, the cash settlement value in this example would equal $1,000.00 plus (a) $1,000.00 times (b) 20.00%. Therefore, the notes would pay $1,200.00 at maturity.

Example 1 shows that you are assured the return of your principal investment when the index ending level is greater than the index starting level for the reference asset. Example 1 also illustrates that if the product of the index return multiplied by the upside participation rate exceeds the stated maximum cap, your return on the notes will be limited to that stated maximum cap. The cash settlement value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those of HSBC.

Example 2: The index return is positive over the term of the notes, and the product of the index return multiplied by the upside participation rate is less than the maximum cap.

Reference Asset
Index Starting Level	1546.17
Index Ending Level	1646.17
Index Return	6.47%
Index Return x Upside Participation Rate:	19.41%
Maximum Cap	20.00%
Cash Settlement Value	$1,194.10

Here, the index return is 6.47%.

Because the index return is positive, the cash settlement value equals the principal amount of the notes plus the lessor of (i) the product of (a) the principal amount multiplied by (b) the index return multiplied by (c) the upside participation rate and (ii) the product of (a) the principal amount multiplied by (b) the maximum cap. Accordingly, at maturity, the cash settlement value in this example would equal $1,000 plus (a) $1,000 times (b) 6.47% multiplied by (c) 300%. Therefore, the notes would pay $1,194.10 at maturity.

Example 2 illustrates how a positive index return is magnified by the leveraging feature of the upside participation rate until the maximum cap is reached.

Example 3: The index return is negative over the return of the notes.

Reference Asset
Index Starting Level	1546.17
Index Ending Level	1446.17
Index Return:	-6.47%
Cash Settlement Value	$935.30

Here, the index return is -6.47%.

Because the index return is negative, the cash settlement value results in 1% of principal loss for each percentage point that the index return falls below 0.00%. Accordingly, at maturity, the cash settlement value in this example would equal $1,000 multiplied by 93.53%. Therefore, the cash settlement value would be $935.30.

Example 3 shows that a significant negative index return may result in loss of up to 100% of an investor’s initial investment in the notes.

DESCRIPTION OF THE REFERENCE ASSETS

General

This free writing prospectus is not an offer to sell and it is not an offer to buy interests in the reference asset, or any of the securities comprising the reference asset. All disclosures contained in this free writing prospectus regarding the reference asset, including its make-up, performance, method of calculation and changes in its components, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the reference asset or any component underlying the reference asset contained in this free writing prospectus. You should make your own investigation into the reference asset.

We urge you to read the section “Sponsors or Issuers and Reference Asset” on page S-25 in the accompanying prospectus supplement.

The Hang Seng®  Index (the “HSI”)

We have derived all information relating to the HSI, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. HSI Services Limited, a wholly owned subsidiary of the Hang Seng Bank. HSI Services Limited is under no obligation to continue to publish, and may discontinue or suspend the publication of the HSI at any time. We make no representation or warranty as to the accuracy or completeness of any information relating to the HSI.

HSI Services Limited publishes the HSI

The HSI is calculated, maintained and published by HSI Services Limited and was first developed, calculated and published on November 24, 1969. The HSI is reported by Bloomberg under the ticker symbol “HSI <Index>”. The HSI is a market capitalization weighted stock market index in the Stock Exchange of Hong Kong Limited (the “SEHK”) and purports to be an indicator of the performance of the Hong Kong stock market.

Only companies with a primary listing on the main board of the SEHK are eligible as constituents of the HSI. Mainland China enterprises that have an H-share listing in Hong Kong are eligible for inclusion in the HSI when they meet any one of the following conditions: (1) the H-share company has 100% of its ordinary share capital in the form of H-shares which are listed on the SEHK; (2) the H-share company has completed the process of share reform, with the result that there is no unlisted share capital in the company; or (3) for new H-share initial public offerings, the company has no unlisted share capital. For any H-share company included in the HSI, only the H-share portion of the share capital of the company will be used for index calculation, subject to free float adjustment. H-shares are shares of mainland China companies listed on the SEHK.

To be eligible for selection, a company: (1) must be among those that constitute the top 90% of the total market capitalization of all primary listed shares on the SEHK (market capitalization is expressed as an average of the past 12 months); (2) must be among those that constitute the top 90% of the total turnover of all primary listed shares on the SEHK (turnover is aggregated and individually assessed for eight quarterly sub-periods for the past 24 months); and (3) should normally have a listing history of 24 months. From the many eligible candidates, final selections are based on the following: (1) the market capitalization and turnover rankings of the companies; (2) the representation of the sub-sectors within the Hang Seng Index directly reflecting that of the market; and (3) the financial performance of the companies.

Calculation Methodology

From September 11, 2006, and phased in over a period of 12 months from September 2006 to September 2007, the calculation methodology of the HSI has been changed from a full market capitalization weighting to a free float-adjusted market capitalization weighting. Under this calculation methodology, the following shareholdings are viewed as strategic in nature and excluded for index calculation:

• Strategic holdings . Shares held by strategic shareholders who individually or collectively control more than 30% of the shareholdings;

• Directors’ holdings . Shares held by directors who individually control more than 5% of the shareholdings;

• Cross-holdings . Shares held by a Hong Kong-listed company which controls more than 5% of the shareholdings as investments; and

• Lock-up shares. Shares held by shareholders who individually or collectively represent more than 5% of the shareholdings in the company and with a publicly disclosed lock-up arrangement.

The HSI is calculated using the following formula:

Pt	: Current Price at day t
Pt-1	: Closing Price at Day (t-1)
IS	: Issued H-Shares
FAF	: Freefloat-adjusted Factor, which is between 0 and 1, adjusted every six months
CF	: Cap Factor, which is between 0 and 1, adjusted every six months

A free float-adjusted factor representing the proportion of shares that is free floated as a percentage of the issued shares, is rounded up to the nearest multiple of 5% for the calculation of the Hang Seng Index and is updated half-yearly.

A cap of 15% on individual stock weightings is applied. A cap factor is calculated half-yearly to coincide with the regular update of the free float-adjusted factor. Additional re-capping is performed upon constituent changes.

Additional information on the Hang Seng Index is available on the following website: http://www.hsi.com.hk.

License Agreement with HSI Services Limited

We have entered into a non-exclusive license agreement with HSI Services Limited and Hang Seng Data Services Limited whereby we, in exchange for a fee, are permitted to use the Hang Seng Index in connection with certain securities, including the notes. We are not affiliated with HSI Services Limited; the only relationship between HSI Services Limited and us is any licensing of the use of HSI Services Limited’s indices and trademarks relating to them.

The license agreement provides that the following language must be set forth herein:

The Hang Seng ® Index (the “Hang Seng Index”) is published and compiled by HSI Services Limited pursuant to a licence from Hang Seng Data Services Limited. The mark and name “Hang Seng Index” are proprietary to Hang Seng Data Services Limited. HSI Services Limited and Hang Seng Data Services Limited have agreed to the use of, and reference to, the Hang Seng Index by HSBC in connection with the notes, BUT NEITHER HSI SERVICES LIMITED NOR HANG SENG DATA SERVICES LIMITED WARRANTS OR REPRESENTS OR GUARANTEES TO ANY BROKER OR HOLDER OF THE NOTES OR ANY OTHER PERSON (i) THE ACCURACY OR COMPLETENESS OF THE HANG SENG INDEX AND ITS COMPUTATION OR ANY

INFORMATION RELATED THERETO; OR (ii) THE FITNESS OR SUITABILITY FOR ANY PURPOSE OF THE HANG SENG INDEX OR ANY COMPONENT OR DATA COMPRISED IN IT; OR (iii) THE RESULTS WHICH MAY BE OBTAINED BY ANY PERSON FROM THE USE OF THE HANG SENG INDEX OR ANY COMPONENT OR DATA COMPRISED IN IT FOR ANY PURPOSE, AND NO WARRANTY OR REPRESENTATION OR GUARANTEE OF ANY KIND WHATSOEVER RELATING TO THE HANG SENG INDEX IS GIVEN OR MAY BE IMPLIED. The process and basis of computation and compilation of the Hang Seng Index and any of the related formula or formulae, constituent stocks and factors may at any time be changed or altered by HSI Services Limited without notice. TO THE EXTENT PERMITTED BY APPLICABLE LAW, NO RESPONSIBILITY OR LIABILITY IS ACCEPTED BY HSI SERVICES LIMITED OR HANG SENG DATA SERVICES LIMITED (i) IN RESPECT OF THE USE OF AND/OR REFERENCE TO THE HANG SENG INDEX BY HSBC IN CONNECTION WITH THE NOTES; OR (ii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES OR ERRORS OF HSI SERVICES LIMITED IN THE COMPUTATION OF THE HANG SENG INDEX; OR (iii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES, ERRORS OR INCOMPLETENESS OF ANY INFORMATION USED IN CONNECTION WITH THE COMPUTATION OF THE HANG SENG INDEX WHICH IS SUPPLIED BY ANY OTHER PERSON; OR (iv) FOR ANY ECONOMIC OR OTHER LOSS WHICH MAY BE DIRECTLY OR INDIRECTLY SUSTAINED BY ANY BROKER OR HOLDER OF THE NOTES OR ANY OTHER PERSON DEALING WITH THE NOTES AS A RESULT OF ANY OF THE AFORESAID, AND NO CLAIMS, ACTIONS OR LEGAL PROCEEDINGS MAY BE BROUGHT AGAINST HSI SERVICES LIMITED AND/OR HANG SENG DATA SERVICES LIMITED in connection with the notes in any manner whatsoever by any broker, holder or other person dealing with the notes. Any broker, holder or other person dealing with the notes does so therefore in full knowledge of this disclaimer and can place no reliance whatsoever on HSI Services Limited and Hang Seng Data Services Limited. For the avoidance of doubt, this disclaimer does not create any contractual or quasi-contractual relationship between any broker, holder or other person and HSI Services Limited and/or Hang Seng Data Services Limited and must not be construed to have created such relationship.

Historical Performance of the HSI

The following table sets forth the quarterly high and low closing levels, as well as end-of-quarter closing levels, of the HSI for each quarter in the period from January 1, 2004 through June 29, 2007 and for the period from July 2, 2007 through September 11, 2007. The closing level of the HSI on September 11, 2007 was 23,952.24. We obtained the data in the following table from Bloomberg Financial Service, without independent verification by us. Historical levels of HSI should not be taken as an indication of future performance, and no assurance can be given that the level of HSI will increase relative to the index starting level during the term of the notes.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2004	14,058.21	12,400.35	12,681.67
June 30, 2004	13,126.15	10,917.65	12,285.75
September 30, 2004	13,356.88	11,862.68	13,120.03
December 31, 2004	14,339.06	12,743.42	14,230.14
March 31, 2005	14,272.54	13,320.53	13,516.88
June 30, 2005	14,365.05	13,337.44	14,201.06
September 30, 2005	15,508.57	13,920.87	15,428.52
December 30, 2005	15,493.00	14,189.47	14,876.43
March 31, 2006	15,999.31	14,843.97	15,805.04
June 30, 2006	17,328.43	15,204.86	16,267.62
September 30, 2006	17,683.45	15,948.76	17,543.05
December 31, 2006	20,049.03	17,428.10	19,964.72
March 30, 2007	20,971.46	18,659.23	19,800.93
June 29, 2007	22,085.59	19,672.94	21,772.73
July 2, 2007 through September 11, 2007	24,283.15	19,386.72	23,952.24

Sensitivity Analysis for HSI - Hypothetical payment at maturity for each $10,000 principal amount of notes.

The table below illustrates the payment at maturity (including, where relevant, the payment in respect of the index return) on a $10,000 investment in notes for a hypothetical range of performance for the index return from -100% to +100%. The following results are based solely on the assumptions outlined below. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis. You should not take the below illustration as an indication or assurance of the expected performance of the reference asset or return of the notes.

Assumptions:

• Reference Asset:  HSI

• Principal Amount:  $10,000

• Upside Participation Rate: 300% if the index return is positive

• Maximum Cap  22.50%

Index Return	Upside Participation Rate	Return on the Notes (%)	Payment at Maturity
100.00%	300%	22.50%	$12,250
90.00%	300%	22.50%	$12,250
80.00%	300%	22.50%	$12,250
70.00%	300%	22.50%	$12,250
60.00%	300%	22.50%	$12,250
50.00%	300%	22.50%	$12,250
40.00%	300%	22.50%	$12,250
30.00%	300%	22.50%	$12,250
20.00%	300%	22.50%	$12,250
10.00%	300%	22.50%	$12,250
5.00%	300%	15.00%	$11,500
0.00%	N/A	0.00%	$10,000
-5.00%	N/A	-5.00%	$9,500
-10.00%	N/A	-10.00%	$9,000
-20.00%	N/A	-20.00%	$8,000
-30.00%	N/A	-30.00%	$7,000
-40.00%	N/A	-40.00%	$6,000
-50.00%	N/A	-50.00%	$5,000
-60.00%	N/A	-60.00%	$4,000
-70.00%	N/A	-70.00%	$3,000
-80.00%	N/A	-80.00%	$2,000
-90.00%	N/A	-90.00%	$1,000
-100.00%	N/A	-100.00%	$0

The notes are intended to be long term investments and, as such, should be held to maturity. They are not intended to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity may be at a substantial discount from the principal amount of the notes, even in cases where the level of the reference asset has appreciated since the pricing date of the notes. The potential returns described here assume that your notes are held to maturity.

The NASDAQ-100 Index® (“NDX”)

We have derived all information relating to the NDX, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of, and is subject to change by, the Nasdaq Stock Market, Inc. (including its affiliates, “Nasdaq”). Nasdaq is under no obligation to continue to publish, and may discontinue or suspend the publication of the NDX at any time. We make no representation or warranty as to the accuracy or completeness of any information relating to the NDX.

The NDX was developed by Nasdaq. The NDX is determined and calculated by Nasdaq and was first published in January 1985. To be eligible for inclusion in the NDX, a security must be traded on the NASDAQ Stock Market LLC and meet the other eligibility criteria, including the following: the security’s U.S. listing must be exclusively on the NASDAQ Global Select Market or the NASDAQ Global Market (unless the security was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained such listing), the security must be of a non-financial company; only one class of security per issuer is allowed; the security may not be issued by an issuer currently in bankruptcy proceedings; the security must have an average daily trading volume of at least 200,000 shares; the security must have “seasoned” on The NASDAQ Stock Market LLC or another recognized market (generally a company is considered to be seasoned by Nasdaq if it has been listed on a market for at least two years; in the case of spin-offs, the operating history of the spin-off will be considered); if the security would otherwise qualify to be in the top 25% of the securities included in the NDX by market capitalization for the six prior consecutive month ends, then a one-year “seasoning” criteria would apply; if the security is of a foreign issuer, it must have listed options or be eligible for listed-options trading; the issuer of the security may not have annual financial statements with an audit opinion which the auditor or the company have indicated cannot be currently relied upon; and the issuer of the security may not have entered into a definitive agreement or other arrangement which would result in the security no longer being listed on The NASDAQ Stock Market LLC within the next six months.

In addition, to be eligible for continued inclusion in the NDX, the following criteria apply: the security’s U.S. listing must be exclusively on the NASDAQ Global Select Market or the NASDAQ Global Market (unless the security was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained such listing); the security must be of a non-financial company; the security may not be issued by an issuer currently in bankruptcy proceedings; the security must have an average daily trading volume of at least 200,000 shares; if the security is of a foreign issuer, it must have listed options or be eligible for listed-options trading; the issuer of the security may not have annual financial statements with an audit opinion which the auditor or the company have indicated cannot be currently relied upon; and the security must have an adjusted market capitalization equal to or exceeding 0.10% of the aggregate adjusted market capitalization of the NDX at each month end. In the event a company does not meet this criterion for two consecutive month ends, it will be removed from the NDX effective after the close of trading on the third Friday of the following month.

The securities in the NDX are monitored every day by Nasdaq with respect to changes in total shares outstanding arising from secondary offerings, stock repurchases, conversions or other corporate actions. Nasdaq has adopted the following quarterly scheduled weight adjustment procedures with respect to such changes. If the change in total shares outstanding arising from such corporate action is greater than or equal to 5.0%, such change is made to the NDX on the evening prior to the effective date of such corporate action or as soon as practical thereafter. Otherwise, if the change in total shares outstanding is less than 5.0%, then all such changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third Friday in each of March, June, September and December. In either case, the NASDAQ-100 Index® share weights for such NDX component securities are adjusted by the same percentage amount by which the total shares outstanding have changed in such NDX component securities.

Additionally, Nasdaq may periodically (ordinarily, several times per quarter) replace one or more component securities in the NDX due to mergers, acquisitions, bankruptcies or other market conditions, or due to delisting if an issuer chooses to list its securities on another marketplace, or if the issuers of such component securities fail to meet the criteria for continued inclusion in the NDX.

The NDX share weights are also subject, in certain cases, to a rebalancing. Ordinarily, whenever there is a change in the NDX share weights or a change in a component security included in the NDX, Nasdaq adjusts the divisor to assure that there is no discontinuity in the value of the NDX which might otherwise be caused by such change.

Calculation Methodology

The NDX is a modified capitalization-weighted index of 100 of the largest non-financial companies listed on The NASDAQ Stock Market LLC. The NDX constitutes a broadly diversified segment of the largest securities listed on The NASDAQ Stock Market LLC and includes companies across a variety of major industry groups. The exact formula is:

At any moment in time, the value of the NDX equals the aggregate value of the then-current NDX share weights of each of the NDX component securities, which are based on the total shares outstanding of each such NDX component security, multiplied by each such security’s respective last sale price on The NASDAQ Stock Market LLC (which may be the official closing price published by The NASDAQ Stock Market LLC), and divided by a scaling factor (the “divisor”), which becomes the basis for the reported NDX value. The divisor serves the purpose of scaling such aggregate value (otherwise in the trillions) to a lower order of magnitude which is more desirable for NDX reporting purposes.

Historical Performance of the NDX

The following table sets forth the quarterly high and low closing levels, as well as end-of-quarter closing levels, of HSCEI for each quarter in the period from January 1, 2004 through June 29, 2007 and for the period from July 2, 2007 through September 11, 2007. The closing level of the NDX on September 11, 2007 was 1,988.98. We obtained the data in the following table from Bloomberg Financial Service, without independent verification by us. Historical levels of NDX should not be taken as an indication of future performance, and no assurance can be given that the level of NDX will increase relative to the index starting level during the term of the notes.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2004	1,559.47	1,368.08	1,438.41
June 30, 2004	1,523.48	1,372.46	1,516.64
September 30, 2004	1,514.82	1,301.93	1,412.74
December 31, 2004	1,635.70	1,416.29	1,621.12
March 31, 2005	1,635.45	1,458.26	1,482.53
June 30, 2005	1,568.96	1,394.36	1,493.52
September 30, 2005	1,628.57	1,484.18	1,601.66
December 30, 2005	1,716.65	1,515.42	1,645.20
March 31, 2006	1,761.46	1,633.62	1,703.66
June 30, 2006	1,750.23	1,511.53	1,575.23
September 30, 2006	1,666.03	1,446.77	1,654.13
December 31, 2006	1,824.21	1,623.07	1,756.90
March 30, 2007	1,851.47	1,710.97	1,772.36
June 29, 2007	1,948.58	1,761.65	1,934.10
July 2, 2007 through September 11, 2007	2,060.29	1,805.66	1,988.98

License Agreement with Nasdaq

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use certain indices owned and published by Nasdaq in connection with some securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by the Nasdaq Stock Market, Inc. (including its affiliates, “Nasdaq”). Nasdaq has not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the notes. Nasdaq makes no representation or warranty, express or implied to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the Nasdaq-100 Index® to track general stock market performance. Nasdaq’s only relationship to HSBC is in the licensing of the Nasdaq-100®, Nasdaq-100 Index®, Nasdaq-100 TrustSM, Nasdaq-100 SharesSM, Nasdaq-100 Index Tracking StockSM, QQQQSM and Nasdaq® trademarks or service marks, and certain trade names of Nasdaq, and the use of the Nasdaq-100 Index® which is determined, composed and calculated by Nasdaq without regard to HSBC or the notes. Nasdaq has no obligation to take the needs of the HSBC or the owners of the notes into consideration in determining, composing or calculating the Nasdaq-100 Index®. Nasdaq is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. Nasdaq has no liability in connection with the administration, marketing or trading of the notes.

NASDAQ DOES NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. NASDAQ MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY HSBC, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. NASDAQ MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL NASDAQ HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Sensitivity Analysis for NDX - Hypothetical payment at maturity for each $10,000 principal amount of notes.

The table below illustrates the payment at maturity (including, where relevant, the payment in respect of the index return) on a $10,000 investment in notes for a hypothetical range of performance for the index return from -100% to +100%. The following results are based solely on the assumptions outlined below. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis. You should not take the below illustration as an indication or assurance of the expected performance of the reference asset or return of the notes.

Assumptions:

• Reference Asset:  NDX

• Principal Amount:  $10,000

• Upside Participation Rate: 300% if the index return is positive

• Maximum Cap  16.00%

Index Return	Upside Participation Rate	Return on the Notes (%)	Payment at Maturity
100.00%	300%	16.00%	$11,600
90.00%	300%	16.00%	$11,600
80.00%	300%	16.00%	$11,600
70.00%	300%	16.00%	$11,600
60.00%	300%	16.00%	$11,600
50.00%	300%	16.00%	$11,600
40.00%	300%	16.00%	$11,600
30.00%	300%	16.00%	$11,600
20.00%	300%	16.00%	$11,600
10.00%	300%	16.00%	$11,600
5.00%	300%	15.00%	$11,500
0.00%	N/A	0.00%	$10,000
-5.00%	N/A	-5.00%	$9,500
-10.00%	N/A	-10.00%	$9,000
-20.00%	N/A	-20.00%	$8,000
-30.00%	N/A	-30.00%	$7,000
-40.00%	N/A	-40.00%	$6,000
-50.00%	N/A	-50.00%	$5,000
-60.00%	N/A	-60.00%	$4,000
-70.00%	N/A	-70.00%	$3,000
-80.00%	N/A	-80.00%	$2,000
-90.00%	N/A	-90.00%	$1,000
-100.00%	N/A	-100.00%	$0

The notes are intended to be long term investments and, as such, should be held to maturity. They are not intended to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity may be at a substantial discount from the principal amount of the notes, even in cases where the level of the reference asset has appreciated since the pricing date of the notes. The potential returns described here assume that your notes are held to maturity.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes. This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes. Under one approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the reference asset. We intend to treat the notes consistent with this approach and pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts” in the prospectus supplement for certain U.S. federal income tax considerations applicable to notes that are treated as pre-paid cash-settled forward or other executory contracts.

If one or more of the entities included in the reference asset are treated as a REIT, partnership or trust, or PFIC for U.S. federal income tax purposes, or otherwise as a "pass-thru entity" for purposes of section 1260 of the Code, it is possible that the note will be subject to the "constructive ownership" rules of section 1260 of the Code. If so, the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the notes could be treated as ordinary income and subject to an interest charge. Prospective investors in the notes should consult the offering documents for the entities included in the reference asset and their tax advisors as to the possibility that one or more of the entities included in the reference asset is treated as a REIT, a partnership or trust, or a PFIC for U.S. federal income tax purposes, or otherwise as a "pass-thru entity" for purposes of section 1260 of the Code, and section 1260 applies to their note.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible and the timing and character of income in respect of the notes might differ from the treatment described above. For example, the notes could be treated as debt instruments that are “contingent payment debt instruments” for federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts” in the prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN ERISA CONSIDERATIONS

Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), prohibits the borrowing of money, the sale of property and certain other transactions involving the assets of plans that are qualified under the Code or individual retirement accounts (“IRAs”) and persons who have certain specified relationships to them. Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), prohibits similar transactions involving employee benefit plans that are subject to ERISA (“ERISA Plans”). Qualified Plans, IRAs and ERISA Plans are referred to as “Plans.”

Persons who have such specified relationships are referred to as “parties in interest” under ERISA and as “disqualified persons” under the Code. “Parties in interest” and “disqualified persons” encompass a wide range of persons, including any fiduciary (for example, an investment manager, trustee or custodian), any person providing services (for example, a broker), the Plan sponsor, an employee organization any of whose members are covered by the Plan, and certain persons related to or affiliated with any of the foregoing.

The purchase and/or holding of the notes by a Plan with respect to which the issuer is a fiduciary and/or a service provider (or otherwise is a “party in interest” or “disqualified person”) would constitute or result in a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, unless such notes are acquired or held pursuant to and in accordance with an applicable statutory or administrative exemption. The issuer and several of its subsidiaries are each considered a “disqualified person” under the Code or “party in interest” under ERISA with respect to many Plans, although the issuer is not a “disqualified person” with respect to an IRA simply because the IRA is established with HSBC Securities (USA) Inc. (“HSI”) or because HSI provides brokerage to the IRA, and the issuer cannot be a “party in interest” to any IRA other than certain employer-sponsored IRAs as only employer-sponsored IRAs are covered by ERISA.

Applicable exemptions may include certain prohibited transaction class exemptions (for example, Prohibited Transaction Class Exemption (“PTCE”) 84-14 relating to qualified professional asset managers, PTCE 96-23 relating to certain in-house asset managers, PTCE 91-38 relating to bank collective investment funds, PTCE 90-1 relating to insurance company separate accounts and PTCE 95-60 relating to insurance company general accounts.

It should also be noted that the recently enacted Pension Protection Act of 2006 contains a statutory exemption from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code for transactions involving certain parties in interest or disqualified persons who are such merely because they are a service provider to a Plan, or because they are related to a service provider. Generally, the exemption would be applicable if the party to the transaction with the Plan is a party in interest or a disqualified person to the Plan but is not (i) an employer, (ii) a fiduciary who has or exercises any discretionary authority or control with respect to the investment of the Plan assets involved in the transaction, (iii) a fiduciary who renders investment advice (within the meaning of ERISA and Section 4975 of the Code) with respect to those assets, or (iv) an affiliate of (i), (ii) or (iii). Any Plan fiduciary relying on this statutory exemption (Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code) and purchasing notes on behalf of a Plan will be deemed to represent that (x) the fiduciary has made a good faith determination that the Plan is paying no more than, and is receiving no less than, adequate consideration in connection with the transaction and (y) neither the issuer nor any affiliates of the Issuer directly or indirectly exercises any discretionary authority or control or renders investment advice (as defined above) with respect to the assets of the Plan which such fiduciary is using to purchase the notes, both of which are necessary preconditions to utilizing this exemption.

Any purchaser that is a Plan is encouraged to consult with counsel regarding the application of the exemption or any other statutory or administrative exemption. A fiduciary of a Plan purchasing the notes, or in the case of certain IRAs, the grantor or other person directing the purchase of the notes for the IRA, shall be deemed to represent that its purchase, holding, and disposition of the notes will not constitute a prohibited transaction under ERISA or Section 4975 of the Code for which an exemption is not available.

A fiduciary who causes an ERISA Plan to engage in a non-exempt prohibited transaction may be subject to civil liability or civil penalties under ERISA. Code Section 4975 generally imposes an excise tax on disqualified persons who engage, directly or indirectly, in similar types of transactions with the assets of Plans subject to Section 4975.

In accordance with ERISA’s general fiduciary requirement, a fiduciary with respect to any ERISA Plan who is considering the purchase of the notes on behalf of such plan should determine whether such purchase is permitted under the governing plan document and is prudent and appropriate for the ERISA Plan in view of its overall investment policy and the composition and diversification of its portfolio. Plans established with, or for which services are provided by, the issuer or its affiliates should consult with counsel prior to making any such acquisition.

Certain employee benefit plans, such as governmental plans (as defined in Section 3(32) of ERISA) and, if no election has been made under Section 410(d) of the Code, church plans (as defined in Section 3(33) of ERISA), and other plans are not subject to Section 406 of ERISA or Section 4975 of the Code. However, such plans may be subject to the provisions of applicable federal, state, local or other laws, rules or regulations (“Similar Law”) materially similar to the foregoing provisions of ERISA or the Code. Fiduciaries of such plans should consider applicable Similar Law when investing in the notes. Each fiduciary of such a plan will be deemed to represent that the plan’s acquisition and holding of the notes will not result in a non-exempt violation of applicable Similar Law.

The sale of notes to a Plan or a Similar Plan is in no respect a representation by the issuer or any of its affiliates that such an investment meets all relevant legal requirements with respect to investments by Plans or Similar Plans generally or any particular Plan or Similar Plan, or that such an investment is appropriate for a Plan or Similar Plan generally or any particular Plan or Similar Plan.

DISCONTINUANCE OR MODIFICATION OF THE REFERENCE ASSET

If the reference sponsor (as defined below) discontinues publication of or otherwise fails to publish the reference asset on any day on which the reference asset is scheduled to be published and the reference sponsor or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to the discontinued index (the comparable index, the “successor index”), then that successor index will be deemed to be the reference asset for all purposes relating to the securities, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of a successor index, the calculation agent will furnish written notice to us and the holders of the notes.

If the reference asset is discontinued or if the reference sponsor fails to publish the index and the calculation agent determines that no successor index is available at that time, then the calculation agent will determine the reference asset level using the same general methodology previously used by the reference sponsor. The calculation agent will continue to make that determination until the earlier of (i) the final valuation date or (ii) a determination by the calculation agent that the reference asset or a successor index is available. In that case, the calculation agent will furnish written notice to us and the holders of the notes.

If at any time the method of calculating the reference asset or a successor index, or the value thereof, is changed in a material respect, or if the reference asset or a successor index is in any other way modified so that, in the determination of the calculation agent, the value of that index does not fairly represent the value of the reference asset or successor index that would have prevailed had those changes or modifications not been made, then the calculation agent will make the calculations and adjustments as may be necessary in order to determine a value comparable to the value that would have prevailed had those changes or modifications not been made. If, for example, the method of calculating the reference asset or a successor index is modified so that the value of that index is a fraction of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a value of the reference asset or the successor index as if it had not been modified. In that case, the calculation agent will furnish written notice to us and the holders of the notes.

Notwithstanding these alternative arrangements, discontinuance of the publication of the reference asset may adversely affect the value of, and trading in, the notes.

“Reference sponsor” means:	with respect to HSI, HSI Services Limited. with respect to NDX, the Nasdaq Stock Market, Inc.

EVENTS OF DEFAULT AND ACCELERATION

If the calculation agent determines that the notes have become immediately due and payable following an event of default (as defined in the prospectus) with respect to the notes, the calculation agent will determine the accelerated cash settlement value due and payable in the same general manner as described in “Summary-Payment at Maturity” on page 2 of this free writing prospectus. In that case, the scheduled trading day preceding the date of acceleration will be used as the final valuation date for purposes of determining the accelerated index return. If a market disruption event exists with respect to the reference asset on that scheduled trading day, then the final valuation date for the reference asset will be postponed for up to eight scheduled trading days (in the same general manner used for postponing the originally scheduled final valuation date). The accelerated maturity date will be the third business day following the accelerated final valuation date.

If the notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the notes. For more information, see “Description of Debt Securities — Events of Default” and “— Events of Default; Defaults” in the prospectus.

You should only rely on the information contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.
		HSBC USA Inc. $[●] Enhanced Market Participation Notes September 12, 2007 FREE WRITING PROSPECTUS

TABLE OF CONTENTS
Free Writing Prospectus
Summary	2
Risk Factors	4
Illustrative Examples	5
Description of the Reference Assets	8
Certain U.S. Federal Income Tax Considerations	16
Certain ERISA Considerations	16
Discontinuance or Modification of the Reference Asset	18
Events of Default and Acceleration	18
Prospectus Supplement
Risk Factors	S-3
Pricing Supplement	S-13
Description of Notes	S-14
Sponsors or Issuers and Reference Asset	S-25
Use of Proceeds and Hedging	S-26
Certain U.S. Federal Income Tax Considerations	S-26
Supplemental Plan of Distribution	S-38
Prospectus
About this Prospectus	2
Special Note Regarding Forward-Looking Statements	2
HSBC USA Inc.	3
Use of Proceeds	3
Description of Debt Securities	4
Description of Preferred Stock	16
Description of Warrants	22
Description of Purchase Contracts	26
Description of Units	29
Book-Entry Procedures	32
Limitations on Issuances in Bearer Form	36
Certain U.S. Federal Income Tax Considerations
Relating to Debt Securities	37
Plan of Distribution	52
Notice to Canadian Investors	54
Certain ERISA Matters	58
Where You Can Find More Information	59
Legal Opinions	59
Experts	59